[USBFS Letterhead]

April 23, 2012

Board of Trustees
ETF Series Solutions
6 1 5 East Michigan Street
Milwaukee, WI 53202

To the Board of Trustees:

In order to provide ETF Series Solutions (the “Trust”) with initial capital to enable the public offering of each series of shares of beneficial interest of the Trust (each, a “Fund”), U.S. Bancorp Fund Services, LLC (“USBFS”) hereby subscribes to purchase 4,000 shares of the AlphaClone Alternative Alpha ETF at a price of $25.00 per share, for a total of $100,000.00.

USBFS represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof, and without any present intention of selling such shares.

Sincerely,

U.S. BANCORP FUND SERVICES, LLC

/s/ Eric W. Falkeis

Eric W. Falkeis
Chief Financial Officer